

Mail Stop 4631

October 5, 2009

By U.S. Mail and Facsimile

Mr. Myron D. Hamas
Vice President - Finance
Chromcraft Revington, Inc.
1330 Win Hentschel Blvd., Suite 250
West Lafayette, IN 47906

> **Re:** **Chromcraft Revington, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended April 4, 2009**
> **Form 10-Q for the Fiscal Quarter Ended July 4, 2009**
> **File No. 001-13970**

Dear Mr. Hamas:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9
Critical Accounting Policies, page 14

1. Given the weak furniture market and the continuing shift in your business model to having more products manufactured by foreign suppliers, please tell us whether any of the events or changes in circumstances described in paragraph 8 of SFAS

144 have occurred which may indicate that the carry amount of your long-lived assets may not be fully recoverable.

In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, please disclose the following in your future filings:

- How you group long-lived assets for impairment and your basis for that determination;
- A description of the valuation methodology used;
- A description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
- How the assumptions and methodologies used for valuing long-lived assets in the current year have changed since the prior year highlighting the impact of any changes.

Note 3 – Asset Impairment and Restructuring Charges, page F-9

2.   Please supplementally tell us how the inventory write-down charges of $2.5 million and $0 in 2008 and 2007, respectively, reconcile to the non-cash inventory write-down of $7.9 million and $5.4 million, respectively, as shown on your statements of cash flows.

Form 10-Q for the Fiscal Quarter Ended July 4, 2009

Note 2 – Cash and Cash Equivalents, page 7

3.   Your disclosure states that you consider all highly liquid investments with an original maturity of six months or less to be cash equivalents. It appears to us that this may be a typographical error and should say "three" months or less. Please advise or revise future filings.

Note 11 – Recently Issued Accounting Standards, page 12

4.   You state in the fourth paragraph of your note that you adopted the provisions of SFAS 165 during the quarter ended July 4, 2009; however, we do not see where you provided the disclosure requirements of paragraph 12 of the pronouncement. Please advise or revise future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 13
Liquidity and Capital Resources, page 15

5.   You mentioned that while you did not comply with the fixed charge coverage
        ratio at July 4, 2009, the covenant regarding this ratio did not apply at the end of
        the second quarter of 2009 because your availability under the bank facility
        exceeded $5 million. Given the importance of available funding to your business,
        please revise future filings to present, for your fixed charge coverage ratio, and
        any other significant financial covenants, your actual ratios/amounts versus the
        minimum/maximum ratios/amounts permitted as of each reporting date. This
        presentation will allow investors to more easily understand your current and
        future ability to meet your financial covenant(s) should your availability under the
        bank facility fall below $5 million.

                            *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please furnish your response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  their filings;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and
- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief